Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 15, 2016

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Meydenbauer Dividend Growth Fund (S000030114)
Aasgard Dividend Growth Small & Mid-Cap Fund (S000053195)

Dear Mr. O’Connor:

This correspondence is being filed in response to your oral comments and suggestions received on July 6, 2016, to the Trust’s Post-Effective Amendment (“PEA”) No. 722 to its registration statement.  PEA No. 722 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on May 27, 2016 for the purpose of presenting similarly managed account performance information for the Aasgard Dividend Growth Small & Mid-Cap Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)	The Trust acknowledges that in connection with the comments made by the Staff on the Form N‑1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;
(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment: In the “Principal Investment Strategies” sections for the Meydenbauer Dividend Growth Fund, it states that the Fund’s strategy includes investing in publically traded master limited partnerships (“MLPs”).  To the extent that the Fund significantly invests in MLPs, please consider including specific disclosure explaining that MLPs are separate entities with separate expenses from the Fund.  Additionally, please address that MLPs are principally concentrated in the natural resources and energy sectors.

Response:  The Trust responds by stating that the Fund does not invest significantly in MLPs, but is modifying principal risk disclosure nevertheless, as follows:

Item 4
Master Limited Partnership Risk – Investments in securities (units) of MLPs involve risks that differ from an investment in common stock.  MLPs are separate entities with expenses that are separate from the Fund.  To the extent that an MLP’s interests are all in a particular industry or sector, such as natural resources or energy, the MLP will be negatively impacted by economic events adversely impacting that industry or sector.  Additionally, holders of the units of MLPs have more limited control and limited rights to vote on matters affecting the partnership.  There are also certain tax risks associated with an investment in units of MLPs.

Item 9
Master Limited Partnership Risk.  To the extent that an MLP’s interests are all in a particular industry or sector, such as natural resources or energy, the MLP will be negatively impacted by economic events adversely impacting that industry or sector.  The risks of investing in a MLP are generally those involved in investing in a partnership as opposed to a corporation.  For example, state law governing partnerships is often less restrictive than state law governing corporations.  Accordingly, there may be fewer protections afforded to investors in a MLP than investors in a corporation.  For example, investors in MLPs may have limited voting rights or be liable under certain circumstances for amounts greater than the amount of their investment.  In addition, as a separate entity, MLPs have their own expenses separate from the Fund, and an MLP may be taxed, contrary to its intention, as a corporation, resulting in decreased returns.

2.
Staff Comment:  Regarding the Similarly Managed Account Performance section beginning on page 13 of the Prospectus, please disclose the method used to calculate performance if the standard SEC method used to calculate performance was not utilized.

Response:  The Trust responds by confirming supplementally that the SEC’s standardized method of calculating performance was utilized to calculate the performance of the Composite.

3.
Staff Comment: Please confirm supplementally that the Adviser has the required records necessary to form the basis for or demonstrate the calculation of the performance or rate of return of the Composite per Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response:  The Trust responds supplementally by confirming that the Adviser maintains the required records necessary to support the performance calculations for the Composite.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary, Advisors Series Trust